UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Receives $1.1 Million Reorder From Costco

To Commence Spring Retail Season

Business with Club Store Giant Expected to Better Last Year’s

Vancouver, B.C. - April 15, 2003 - Cryopak Industries Inc. (OTCBB: CYPKF)(TSX-V: CII) today announced that it has received repeat retail orders beginning at $1.1 million from Costco Corporation (U.S.) for immediate delivery of Cryopak’s Flexible Ice™ Blanket.

Throughout the spring/summer season, Costco will carry the Flexible Ice™ Blanket 'Club Pak' at all its U.S. stores. This is the second year in national distribution with Costco, and follows successful chain-wide distribution of the product last spring/summer in which Costco’s sell-through parameters were achieved.

Cryopak expects increased consumer take-away through Costco this year, as they are making the product available to their members almost two months earlier in the season.

John Morgan, President and CEO of Cryopak said, “The fact that Costco has reordered, increased the order size and placed it this early in the season is obviously a positive development and also suggests increasing consumer demand for our brand and our temperature-controlling technology. Our performance to date will hopefully open the door for possible distribution of other Cryopak retail products through Costco.”

The 'Club Pak', with four 12" x 16.75" sheets of Flexible Ice™ per box, is the largest configuration in Cryopak’s retail line.

About Costco:

Costco Corporation (NASDAQ: COST) based in Issaquah, Washington, is a membership warehouse company, operating more than 412 warehouses, including 304 in the United States and Puerto Rico, 61 in Canada, 15 in the United Kingdom, five in Korea, three in Taiwan, three in Japan and 21 in Mexico. Costco's warehouses present one of the largest and most exclusive product category selections to be found under a single roof. Categories include groceries, candy, appliances, television and media, automotive supplies, tires, toys, hardware, sporting goods, jewelry, watches, cameras, books, housewares, apparel, health and beauty aids, tobacco, furniture, office supplies and office equipment. For more information, visit www.costco.com.

About Cryopak:

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With more than 10 years’ experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information visit www.cryopak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

News Release

Cryopak Builds Business with Aventis Pasteur Limited

Successful Completion of Testing Leads to Products & Services Partnership

VANCOUVER, B.C. – April 29, 2003 – Cryopak Industries Inc. (TSX-V: CII) (OTCBB: CYPKF) announces the successful completion of testing with Aventis Pasteur Limited, which has led to a products and services partnership to improve the company’s temperature-sensitive packaging systems for the shipment of vaccines worldwide.

Aventis Pasteur Limited is using Cryopak products for the packaging of their temperature-sensitive products for distribution from their Canadian manufacturing operations to domestic, North American and international destinations.

“This agreement will grow our revenue through the sale of products and technical services. The addition of Aventis Pasteur to our growing list of pharmaceutical clients shows continued demand from this sector for our industry leading cold-chain management expertise and premium temperature-controlling products,” said John Morgan, President and CEO of Cryopak.

About Aventis:

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. Aventis Pasteur is the vaccine division within Aventis.  In 2001, Aventis generated sales of € 17.7 billion, invested € 3 billion in research and development and employed approximately 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

About Cryopak:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX V: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With more than 10 years’ experience in research and development, Cryopak also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit: www.cryopak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

May 5, 2003

“Douglas R. Reid”_______________

Date

Signature

Douglas R. Reid

Name

Chief Financial Officer

Position